UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 333-176538 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 29, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on pack page) Before Preparing Form. Please Print of Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEW ENTERPRISE STONE & LIME CO., INC.
Full Name of Registrant

Former Name if Applicable

3912 Brumbaugh Road, P.O. Box 77
Address of Principal Executive Office (Street and Number)

New Enterprise, Pennsylvania 16664
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Enterprise Stone & Lime Co., Inc. (the “Company”) has undertaken significant efforts to implement a new enterprise-wide resources planning system (“ERP”) that the Company anticipates will enhance its operations and strengthen its internal controls over financial reporting.  The ERP went “live” on January 1, 2012 at certain locations and operations of the Company.  The Company has experienced unexpected delays and other issues associated with the implementation of the new ERP related primarily to system interfaces and operational and financial reporting.  The Company has engaged substantial external resources and accounting staff in intensive quality control and review of the new ERP.  This review, the complications in the ERP implementation generally and the material weaknesses in the Company’s internal controls over financial reporting previously reported in the Company’s filings with the Securities and Exchange Commission have caused the Company to be unable to compile all information necessary to prepare and file its Annual Report on Form 10-K for the fiscal year ended February 29, 2012 within the prescribed period (on or before May 29, 2012) without unreasonable effort or expense. Additionally, as the result of the challenges identified at the current locations and operations, the implementation of the ERP has been tentatively rescheduled for the first quarter of fiscal year 2014.  The Company expects to complete and file the Form 10-K by July 15, 2012, however there can be no assurances that the preparation and filing of the Form 10-K will not be further delayed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Paul I. Detwiler, III	(814)	766-2211
	(Name)	(Country and Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No See Note Below

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the registrant is not able to determine whether or not there will be any significant changes in its results of operations from its fiscal year 2011 as it is still in the process of compiling the information necessary for the preparation of its financial statements for fiscal year 2012 as described above.

NEW ENTERPRISE STONE & LIME CO., INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 30, 2012	By:	/s/ Paul I. Detwiler, III
		Name:	Paul I. Detwiler, III
		Title:	President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001).